SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This Report contains a copy of the following:

(1) The Press Release issued on October 15, 2009.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Reaches Agreement to Sell

Central European Operations to CVC

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) and CVC Capital Partners announced today that they have signed a definitive agreement under which Anheuser-Busch InBev (“ABI”) will sell its Central European operations to CVC Capital Partners (“CVC”), a leading global private equity firm, for an enterprise value of approximately USD 2,231 million and additional rights to a future payment estimated to be as much as USD 800 million contingent on CVC’s return on its initial investment.

Under the terms of the agreement, Funds advised by CVC have agreed to acquire ABI’s operations in Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Montenegro, Romania, Serbia and Slovakia.

CVC has also agreed to brew and/or distribute Stella Artois, Beck’s, Löwenbräu, Hoegaarden, Spaten and Leffe in the above countries under license from ABI. ABI will retain rights to brew and distribute Staropramen in several countries including Ukraine, Russia, the US, Germany and the UK.

In addition, ABI will have a right of first offer to reacquire the business should CVC decide to sell in the future.

Carlos Brito, Chief Executive Officer of Anheuser-Busch InBev, said: “We are pleased to announce this transaction which enables us to exceed our stated commitment to achieve USD 7 billion in divestitures, while better focusing our resources towards our core markets.

“The management and employees of our Central European businesses are very talented with extensive knowledge of their respective local markets and we believe they will have a successful future under CVC’s ownership.”

István Szőke, Head of Central and Eastern Europe at CVC, said: “The acquisition marks the first investment in the region for CVC and we are delighted to acquire such a strong business with iconic brands, experienced management and dedicated employees. CVC is committed to developing the group, to be renamed StarBev, into the regional champion and will work with the local management teams and employees to achieve this goal.”

Closing of the transaction is subject to customary conditions, including regulatory clearances. The transaction is expected to close by January 2010.

Barclays Capital and Lazard acted as financial advisors to ABI and Clifford Chance acted as legal advisor.

As part of the transaction, CVC raised approximately USD 1 billion of senior debt financing from a group of international and regional banks. Freshfields acted as legal counsel to CVC.

Transaction Structure

The USD 2,231 million enterprise value is comprised of:

•	USD 1,618 million in cash.

•

USD 448 million in an unsecured deferred payment obligation with a six year maturity, which can be automatically extended by up to 2 years in the event of restructuring of the senior debt financing, bearing interest at 8-15%.

•	USD 165 million in minority interests, assuming market value at close on October 14, 2009.

•	Transaction terms agreed in Euros. Dollar figures based on currency exchange rate of 1.4925.

  Dutch and French versions of this press release will be posted on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

About CVC Capital Partners

CVC Capital Partners (“CVC”) is a leading global private equity and investment advisory firm founded in 1981, with a network of 19 Offices and 231 employees throughout Europe, Asia and the United States. CVC is currently investing from CVC Fund V, CVC Tandem Fund and CVC Asia III with an aggregate of approximately €18 billion in equity capital. CVC’s local knowledge, relevant sector expertise and extensive contacts underpin a 28-year proven track record of investment success. CVC has the ability to bring an enormous amount of cross-border resource together quickly to focus on winning transactions. Today, CVC Funds own 51 companies worldwide employing approximately 280,000 people in numerous countries. Together these companies have combined annual sales approximately €88 billion.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

CVC Capital Partners Contacts:

CVC Capital Partners	Brunswick Group LLP

Claire Ellis	Ronald Schranz
Tel: +44-20-7420-4200	Tel: +43-1-907-65-10-30
E-mail: cellis@cvc.com	E-mail: rschranz@brunswickgroup.com

Pam Small
Tel: +43-1-907-65-10-31
E-mail: psmall@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV
(Registrant)

Dated: October 15, 2009	By:	/s/ B. Loore
	Name:	B. Loore
	Title:	VP Legal Corporate